EXHIBIT 99.1

VIA SEDAR

January 20, 2023

Alberta Securities Commission

Autorité des marchés financiers (Québec)

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Service Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial Services Commission

Re: Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (« NI 51-102 »)

Following the Special Meeting of Shareholders of Liminal BioSciences Inc. (the “Company”) held virtually on January 20, 2023 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, continuous disclosure obligations, we hereby advise you of the matters voted upon at the Meeting and the voting results, the whole as detailed in the Management Information Circular of the Company dated December 12, 2022 (the “Circular”). According to the scrutineers’ report, the shareholders present at the meeting, in person or by proxy, represented 22,694,417 common Shares, or 73.11% of the 31,042,560 common shares outstanding on December 5, 2022, the record date for the Meeting.

Share Consolidation of the Outstanding Common Shares of the Company

The amendment to the articles of the Company to effect a consolidation of all of the issued and outstanding common shares of the Company was approved pursuant to a vote conducted by ballot, on the basis of a consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share, effective as at the discretion of the Board, provided that effective date shall be before December 31, 2023.

For		Against
Votes	%	Votes	%
22,438,719	98.88	254,672	1.12

Liminal BioSciences Inc.

(s) Marie Iskra

Marie Iskra

General Counsel & Secretary

www.liminalbiosciences.com	info@liminalbiosciences.com	+1.450.781.0115	Liminal BioSciences inc. 440 Boul. Armand-Frappier, Suite 300 Laval, Québec, H7V4B4, Canada